March 14, 2014

VIA EDGAR

Ms. Maryse Mills-Apenteng

Special Counsel

U.S. Securities and Exchange Commission

100 F. Street, N.E.

Washington, DC 20549

Re:	Ninetowns Internet Technology Group Company Limited
Schedule 13E-3
Filed February 7, 2014
File No. 005-80354

Dear Ms. Mills-Apenteng:

On behalf of Ninetowns Internet Technology Group Company Limited, a company incorporated under the laws of the Cayman Islands (“Ninetowns” or the “Company”), we have set forth below responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission contained in its letter of March 6, 2014 with respect to the Schedule 13E-3, File No. 005-80354 (the “Schedule 13E-3”) filed on February 7, 2014 by the Company and the other filing persons named therein. For your convenience, the Staff’s comments are repeated below in bold and italics, followed in each case by the responses of the filing persons. Please note that all references to page numbers in the responses are references to the page numbers in Amendment No. 1 to the Schedule 13E-3 (the “Schedule 13E-3 Amendment”) or the revised preliminary proxy statement attached as Exhibit (a)-(1) thereto (the “Revised Preliminary Proxy Statement”), as the case may be, filed concurrently with the submission of this letter in response to the Staff’s comments. In addition, a marked copy of the Schedule 13E-3 Amendment and the Revised Preliminary Proxy Statement indicating changes against the Schedule 13E-3 and the preliminary proxy statement attached as Exhibit (a)-(1) thereto (the “Preliminary Proxy Statement”), respectively, are being provided to the Staff via email.

To the extent any response relates to information concerning Ninetowns Holdings Limited, Ninetowns Merger Sub Limited, Mr. Shuang Wang, Ms. Min Dong, Value Chain International Limited, Mr. Xiaoguang Ren, Mr. Kin Fai Ng, Oriental Plan Developments Limited, Mr. Bolin Wu, Mr. Zhonghai Xu and Mr. Tommy Siu Lun Fork, such response is included in this letter based on information provided to the Company by such other persons or their respective representatives.

Concurrently with the submission of this letter, the Company is filing via EDGAR the Schedule 13E-3 Amendment, which has been amended in response to the Staff’s comments.

* * * * *

Schedule 13E-3

Introduction

1.	Revise or delete the disclaimer in the last paragraph of this section regarding affiliation or control of filing persons. Given the determination to file the Schedule 13E-3, the filing persons may not disclaim their affiliate status with respect to the company or other filing persons.

In response to the Staff’s comment, the Schedule 13E-3 has been revised to delete the disclaimer in question. Please refer to page 2 of the Schedule 13E-3 Amendment.

Item 16. Exhibits

Exhibit 99 (a)-(1)

Cover Letter

2.	Please include a clear and prominently placed statement that this is a going private transaction with affiliates of Ninetowns.

In response to the Staff’s comment, the Preliminary Proxy Statement has been revised. Please refer to the second paragraph of the first page of the cover letter contained in the Revised Preliminary Proxy Statement.

3.	Please state clearly here and in the proxy statement that Mr. Shuang Wang, your chief executive officer, and Mr. Kin Fai Ng, your senior vice president and secretary, who are members of the Consortium, were the only two members of the board of directors who made the fairness determination and the recommendation to approve the merger. Please also advise how this is permissible under applicable Cayman Islands law. Finally, please also clearly and prominently disclose that, while the board of directors formed a special committee of disinterested directors to consider the transaction, the special committee has not formally determined that any aspect of the transaction is procedurally or substantively fair to unaffiliated security holders.

In response to the Staff’s comment, the Preliminary Proxy Statement has been revised to state clearly that Mr. Shuang Wang, the Company’s chief executive officer, and Mr. Kin Fai Ng, a senior vice president and secretary of the Company, who are members of the Consortium, were the only two members of the board of directors who made the fairness determination and the recommendation to approve the merger. Please refer to the fourth and fifth full paragraphs on the second page of the cover letter contained in the Revised Preliminary Proxy Statement, the last paragraph on the first page of the “Notice of Extraordinary General Meeting of Shareholders” contained in the Revised Preliminary Proxy Statement and pages 17, 27 and 32 of the Revised Preliminary Proxy Statement.

The Company respectfully advises the Staff that under the Company’s Amended and Restated Articles of Association, a meeting of the board of directors is quorate if a simple majority of the directors are present and acting throughout the meeting. In the meeting of the Company’s board of directors on January 29, 2014, directors constituting a majority of the directors were present and acting throughout the meeting. In addition, a resolution is valid if passed by a majority of directors who vote on the resolution at a quorate meeting. The resolutions of the board determining that the merger was fair and recommending that the Company’s shareholders approve the merger were approved by the two directors who voted on the resolutions (the three members of the special committee and Mr. Fushan Chen having abstained from that vote) and, therefore, validly passed under Cayman Islands law.

In response to the Staff’s comment regarding the special committee’s determinations, the Preliminary Proxy Statement has been revised. Please refer to the second full paragraph on the second page of the cover letter contained in the Revised Preliminary Proxy Statement.

4.	We note that the board of directors determined that the merger is procedurally fair and in the best interests of “the Company and its unaffiliated shareholders and ADS holders. . .” but “substantively and procedurally fair to the Company and its unaffiliated shareholders and ADS holders.” Please revise, here and throughout the proxy statement, to state whether each filing person has determined that the merger is substantively and procedurally fair to unaffiliated security holders. See Item 1014(a) of Regulation M-A.

In response to the Staff’s comment, the Preliminary Proxy Statement has been revised. Please refer to the sixth full paragraph on the second page of the cover letter contained in the Revised Preliminary Proxy Statement. In addition, the view of each member of the Consortium with respect to whether the merger is substantively and procedurally fair to unaffiliated security holders is also disclosed on pages 7 and 33-35 of the Revised Preliminary Proxy Statement.

Summary Term Sheet, page 1

Purposes and Effects of the Merger, page 5

5.	We note the statement on pages 5 and 37 that the purpose of the transaction is to enable Parent to acquire 100% control of the company. Please revise to state that the purpose of the transaction is to enable the members of the Consortium, who are officers and directors of the company, to collectively acquire 100% of the company. Please make similar revisions throughout to clearly state that the Consortium will beneficially own 100% of the company, rather than the Parent.

In response to the Staff’s comment, the Preliminary Proxy Statement has been revised. Please refer to pages 5, 37, 40 and 43 of the Revised Preliminary Proxy Statement.

Special Factors

Background of the Merger, page 23

6.	Please disclose whether there were any meetings or discussions and the nature of any such meetings or discussions among the Consortium members prior to the Proposal Letter, dated October 12, 2012. Please also discuss the factors and considerations that led the Consortium to propose a going private transaction.

In response to the Staff’s comment, the Preliminary Proxy Statement has been revised. Please refer to page 23 of the Revised Preliminary Proxy Statement.

7.	Please disclose the Consortium’s basis for selecting the initial offer range of $1.80 to $2.00 per share and for ultimately setting the consideration offered to unaffiliated security holders at $1.80 per share.

In response to the Staff’s comment, the Preliminary Proxy Statement has been revised. Please refer to pages 23 and 25 of the Revised Preliminary Proxy Statement.

8.	We note that Piper Jaffray served as the special committee’s financial advisor from November 2012 until January 2014 but ultimately did not deliver a fairness opinion. However, each presentation, discussion or report held with or presented by an outside party that is materially related to the Rule 13e-3 transaction, whether oral or written, is a separate report that requires a reasonably detailed description meeting the requirements of Item 1015 of Regulation M-A. Please tell us whether Piper Jaffray delivered any such reports, opinions or appraisals during its engagement. Where appropriate, please revise to summarize each presentation or report provided during the course of the meetings you have described, including preliminary analyses and reports, whether oral or written.

The Company respectfully advises the Staff that Piper Jaffray did not deliver any valuation or fairness reports, opinions or appraisals, whether oral or written, during its engagement.

The only presentation that Piper Jaffray delivered to the special committee during its engagement was a preliminary list of 11 potential strategic partners for the Company compiled on or around November 26, 2012. The Preliminary Proxy Statement has been revised to include a reference to this presentation. Please refer to page 24 of the Revised Preliminary Proxy Statement.

In light of the fact that the special committee instructed Piper Jaffray not to proceed with a market check process shortly after the delivery of the presentation, none of the companies appearing on the list was ever contacted by either Piper Jaffray or the Company during Piper Jaffray’s engagement as financial advisor to the special committee. Furthermore, the five-page presentation consisted solely of brief descriptions of the potential strategic partners based on publicly available information and included no information relating to fairness or valuation. Accordingly, we respectfully advise the Staff that we do not believe this presentation qualifies as a report, opinion or appraisal requiring disclosure under Item 1015 of Regulation M-A.

9.	We refer to the fourth paragraph on page 24. For each distinct matter identified in (a) through (e), please revise to disclose the material elements of the matters discussed. In particular, please identify the Consortium’s potential sources of funding and the key issues from the merger agreement. Similarly, please revise the disclosure throughout this section to eliminate generic references to discussions or negotiations among the parties. Briefly describe the substance of the discussions and negotiations in more detail by identifying who initiated contact and the persons participating in the discussion, as well as by summarizing the key issues discussed and the conclusions drawn from each meeting. Please also describe the revisions made to the transaction documentation instead of simply referring to a “revised draft.” See Item 1005 of Regulation M-A.

In response to the Staff’s comment, the Preliminary Proxy Statement has been revised. Please refer to pages 24-26 of the Revised Preliminary Proxy Statement.

10.	Please disclose the duration of the “market check” process conducted, as well as the number of potential investors contacted, by Piper Jaffray.

The Company respectfully advises the Staff that a “market check” process was not conducted by Piper Jaffray. In response to the Staff’s comment, the Preliminary Proxy Statement has been revised to make clear a “market check” process was not conducted. Please refer to pages 24 and 32 of the Revised Preliminary Proxy Statement.

11.	Refer to the last four paragraphs on page 25. Please disclose whether the company provided documentation in response to Piper Jaffray’s requests for management financial projections and updated financial statements. Please also disclose the nature of any discussions with Piper Jaffray with respect to its timing for completing its work and potential delays.

In response to the Staff’s comment, the Preliminary Proxy Statement has been revised. Please refer to pages 24-26 of the Revised Preliminary Proxy Statement.

Reasons for the Merger and Recommendations and Determinations of the Special Committee and Our Board of Directors, page 27

12.	Please revise to discuss the factors listed in Instruction 2 to Item 1014 of Regulation M-A. See Question Nos. 20 and 21 of Exchange Act Release No. 34-17719 (April 13, 1981). To the extent the disclosure does not address each of the factors listed in Instruction 2 to Item 1014 of Regulation M-A, any unaddressed factors must be discussed in reasonable detail or an explanation provided as to why the factors were not deemed material or relevant. We note that the disclosure does not appear to address the factors described in clauses (iii) through (vi) of Instruction 2 to Item 1014 or to explain in detail why such factors were not deemed material or relevant. Please revise accordingly.

In response to the Staff’s comment, the Preliminary Proxy Statement has been revised. Please refer to page 32 of the Revised Preliminary Proxy Statement.

13.	Please discuss the factors the board of directors considered in determining that the merger is substantively fair to unaffiliated security holders despite the special committee’s conclusion that it could not determine that the merger was substantively fair. See Item 1014(b) of Regulation M-A and Instruction 2 to Item 1014.

In response to the Staff’s comment, the Preliminary Proxy Statement has been revised. Please refer to page 32 of the Revised Preliminary Proxy Statement.

14.	We refer to the second bullet point under the discussion of substantive factors and potential benefits to the company, its unaffiliated shareholders and unaffiliated ADS holders on page 29. Please specifically state what alternatives to the merger were considered and discuss why those alternatives were not pursued. See Item 7 of Schedule 13E-3 and Item 1013(b) of Regulation M-A.

In response to the Staff’s comment, the Preliminary Proxy Statement has been revised. Please refer to page 32 of the Revised Preliminary Proxy Statement.

Position of the Consortium as to the Fairness of the Merger, page 33

15.	Please revise to disclose whether current market prices were considered. See Instruction 2 to Item 1014 of Regulation M-A.

In response to the Staff’s comment, the Preliminary Proxy Statement has been revised. Please refer to page 33 of the Revised Preliminary Proxy Statement.

16.	Please clarify the disclosure regarding net book value. The fact that net book value is an “accounting concept” does not appear to negate its utility as a valuation measure. See Instruction 2 to Item 1014 of Regulation M-A. Please also disclose the actual net book value in this paragraph, and describe how the Consortium took this into consideration in making its fairness determination.

In response to the Staff’s comment, the Preliminary Proxy Statement has been revised. Please refer to page 34 of the Revised Preliminary Proxy Statement.

Certain Financial Projections, page 35

17.	Please revise to describe the “numerous assumptions and estimates as to future events,” if material, made by your management that underlie your financial projections.

In response to the Staff’s comment, the Preliminary Proxy Statement has been revised. Please refer to page 36 of the Revised Preliminary Proxy Statement.

18.	We note the statement on page 36 that the disclosed projections are summarized. Disclose the full projections, including all preliminary and final projections.

The Company respectfully advises the Staff that no other financial projections were provided to Piper Jaffray. In response to the Staff’s comment, the Preliminary Proxy Statement has been revised to make clear the financial projections set forth in the Revised Preliminary Proxy Statement were the only financial projections provided by the Company’s management to Piper Jaffray. Please refer to pages 36-37 of the Revised Preliminary Proxy Statement.

19.	Please remove the disclosure disclaiming responsibility for the validity, reasonableness, accuracy or completeness of the projections.

In response to the Staff’s comment, the Preliminary Proxy Statement has been revised to delete the disclaimer in question. Please refer to page 36 of the Revised Preliminary Proxy Statement.

Purposes of and Reasons for the Merger, page 37

20.	The first sentence states that each member of the buyer group “may be deemed” to be an affiliate of the company under a “possible interpretation of the SEC rules. . . .” The identification of a filing person on the Schedule 13E-3 renders this disclaimer inappropriate. Please disclose that the filing persons “are” deemed to be engaged in a going private transaction and “are” deemed to be affiliates of the company and, as such, they are required to provide specific disclosure under the rules applicable to this transaction. Your reference to a “possible interpretation” of the rules in this context does not appear to be appropriate.

In response to the Staff’s comment, the Preliminary Proxy Statement has been revised. Please refer to page 37 of the Revised Preliminary Proxy Statement.

21.	It appears that many of the factors cited in support of the merger have been present for some time. Please revise to provide expanded disclosure regarding the purpose and reasons behind each filing person’s choice to engage in the transaction at this time as opposed to any other time in the company’s history. In particular, we note that the regulatory changes referenced became effective on August 15, 2013, which is after the Consortium proposed the going private transaction. Please refer to Item 7 of Schedule 13E-3 and Item 1013(c) of Regulation M-A.

In response to the Staff’s comment, the Preliminary Proxy Statement has been revised. Please refer to pages 23, 37 and 38 of the Revised Preliminary Proxy Statement.

22.	We note your statement that the merger will allow the Consortium to maintain “a significant portion” of its investment in the company. Please advise, given that the transaction would appear to collectively give the Consortium 100% ownership of the company.

The Consortium respectfully advises the Staff that although the merger would, as disclosed in this section, collectively give the Consortium 100.0% control of the Company, the disclosure that the merger will allow the Consortium to maintain “a significant proportion of their investment in the Company” is accurate, because pursuant to the terms of the merger agreement each unexercised option and each restricted share held by any Consortium member will be cancelled and shall cease to exist without payment of any consideration or distribution therefor at the effective time of the merger.

Effects of the Merger on the Company

Primary Benefits and Detriments of the Merger, page 39

23.	Please clearly state here, as you do on page 32, that the highest closing price of your ADSs in the month of January 2014 was $2.21 per ADS, which exceeds the merger consideration.

In response to the Staff’s comment, the Preliminary Proxy Statement has been revised. Please refer to pages 39 of the Revised Preliminary Proxy Statement.

Plans for the Company after the Merger, page 40

24.	Revise to quantify the cost savings associated with the company’s future avoidance of the need to comply with the federal securities laws. In addition, revise to state, if true, that the affiliates engaged in this transaction will become the beneficiaries of the company’s future compliance cost. Quantify this benefit, and explain how these benefits might accrue on an annual basis as a result of the transaction’s successful execution. See Item 7 of Schedule 13E-3 and Instruction 2 to Item 1013 of Regulation M-A.

In response to the Staff’s comment, the Preliminary Proxy Statement has been revised. Please refer to page 40 of the Revised Preliminary Proxy Statement.

The Merger Agreement, page 55

25.	Please eliminate the phrase that appears here and on pages 71 and 85 of your proxy statement that the disclosure you provide is “qualified in its entirety” to the text of the agreement or statutes. The information you provide in the prospectus must be materially complete and the words “in its entirety” suggest that the prospectus summary may not be materially complete.

In response to the Staff’s comment, the Preliminary Proxy Statement has been revised. Please refer to pages 55, 71 and 85 of the Revised Preliminary Proxy Statement.

Security Ownership of Certain Beneficial Owners and Management of the Company, page 76

26.	Please disclose the information required by Item 1008(a) of Regulation M-A for Zhonghai Xu. Please also include this individual on Annex C.

In response to the Staff’s comment, the Preliminary Proxy Statement has been revised. Please refer to pages 76, 77 and C-1 of the Revised Preliminary Proxy Statement.

Where You Can Find More Information, page 85

27.	Please remove the references to forward incorporation by reference, which is not authorized by Schedule 13E-3.

In response to the Staff’s comment, the Preliminary Proxy Statement has been revised. Please refer to page 85 of the Revised Preliminary Proxy Statement.

* * * * *

Please note that attached hereto as Exhibit A is the written acknowledgement by each of the Company, Ninetowns Holdings Limited, Ninetowns Merger Sub Limited, Mr. Shuang Wang, Ms. Min Dong, Value Chain International Limited, Mr. Xiaoguang Ren, Mr. Kin Fai Ng, Oriental Plan Developments Limited, Mr. Bolin Wu, Mr. Zhonghai Xu and Mr. Tommy Siu Lun Fork.

Should you have any questions relating to the foregoing or wish to discuss any aspect of the proposed merger or the Company’s filings, please contact me at +852-2867-9501.

Sincerely,

By:	/s/ Tim Y. Sung

for PAUL HASTINGS LLP

cc:	Shi Peng Jiang, Financial Controller
(Ninetowns Internet Technology Group Company Limited)

Paul W. Boltz, Jr.
(Ropes & Gray LLP)

Tim Gardner
(Latham & Watkins LLP)

EXHIBIT A

ACKNOWLEDGEMENT

In response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated March 6, 2014 with respect to the Schedule 13E-3, File No. 005-80354 (the “Schedule 13E-3”), filed on February 7, 2014 by the Company and the other filing persons named therein, the undersigned hereby acknowledges that in connection with Amendment No. 1 to Schedule 13E-3 filed concurrently with the submission of this response, as well as any subsequent amendment thereto filed with the Commission:

•	the filing person is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the filing person may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Ninetowns Internet Technology
Group Company Limited

By:	/s/ Shi Peng Jiang
Name:	Shi Peng Jiang
Title:	Financial Controller

Ninetowns Holdings Limited

By:	/s/ Tommy Siu Lun Fork
Name:	Tommy Siu Lun Fork
Title:	Attorney-in-fact

Ninetowns Merger Sub Limited

By:	/s/ Tommy Siu Lun Fork
Name:	Tommy Siu Lun Fork
Title:	Attorney-in-fact

Shuang Wang

By:	/s/ Tommy Siu Lun Fork
Tommy Siu Lun Fork
Attorney-in-fact

Min Dong

By:	/s/ Tommy Siu Lun Fork
Tommy Siu Lun Fork
Attorney-in-fact

Value Chain International Limited

By:	/s/ Tommy Siu Lun Fork
Name:	Tommy Siu Lun Fork
Title:	Attorney-in-fact

Xiaoguang Ren

By:	/s/ Tommy Siu Lun Fork
Tommy Siu Lun Fork
Attorney-in-fact

Kin Fai Ng

By:	/s/ Tommy Siu Lun Fork
Tommy Siu Lun Fork
Attorney-in-fact

Oriental Plan Developments Limited

By:	/s/ Tommy Siu Lun Fork
Name:	Tommy Siu Lun Fork
Title:	Attorney-in-fact

Bolin Wu

By:	/s/ Tommy Siu Lun Fork
Tommy Siu Lun Fork
Attorney-in-fact

Zhonghai Xu

By:	/s/ Tommy Siu Lun Fork
Tommy Siu Lun Fork
Attorney-in-fact

Tommy Siu Lun Fork

By:	/s/ Tommy Siu Lun Fork
Tommy Siu Lun Fork